

August 5, 2014

<u>Via E-mail</u>
Richard Xu
President and Director
Sino Mercury Acquisition Corp.
590 Madison Avenue, 21st Floor
New York, NY 10022

Re: Sino Mercury Acquisition Corp.
Registration Statement on Form S-1
Filed July 18, 2014
File No. 333-197515

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   "We note that "non-tendering investors" purchasing units in the offering will agree to vote in favor of your initial business combination. As an initial matter, please confirm that you cannot consummate an initial business combination under applicable law without also furnishing security holders with a proxy or information statement subject to Regulations 14A or 14C. Please also provide your analysis as to whether any voting commitment by a non-tendering investor, or any irrevocable proxy delivered in connection therewith, would constitute a "proxy" within the meaning of Rule 14a-1(f) and Rule 14a-4(f)."

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42</u>

2.   Please revise your filing to disclose if the board of directors approved the engagement of your new independent registered public accounting firm. Please refer to Item 304 of Regulation S-K.

<u>Underwriting, page 78</u>

3.   We note that your initial stockholders have agreed to introduce the underwriters in this offering to investors that are interested in purchasing at least $30,000,000 of the units being offered. We further note your disclosure that it is a condition of this offering that at least $10,000,000 of the units being offered hereby are purchased by investors introduced by your initial stockholders. Please revise your prospectus to specifically identify these initial stockholders and disclose that they will be deemed statutory underwriters under the Securities Act, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel

cc: Jeffrey M. Gallant
       Graubard Miller
       Via E-mail